ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/L.306/2003

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

November 5, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Investment in Petroleum Exploration Project, Blocks M-7 and M-9, Union of Myanmar

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that PTTEP International Limited (PTTEPI), a subsidiary of PTTEP, has submitted a proposal for the right to become the Operator, with 100% interest, in petroleum exploration project Blocks M-7 and M-9, Union of Myanmar. The blocks are located in the Gulf of Martaban, about 250-300 kilometers south of Yangon, and covering a total area of approximately 27,000 square kilometers. The Production Sharing Contract is expected to be signed on November 12, 2003.

The Company expects to spend, according to the operating obligation, approximately USD 15.8 million for the first four years, which will include geological and geophysical studies, seismic surveys, and drilling of 2 exploration wells.

The investment is in line with the Company's overall strategy to expand overseas, to increase its petroleum reserves, and to secure petroleum supply for national energy demand.

Yours sincerely,

Maroot Mrigadat

President

11/18

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66 (0) 2537-4000, 2936-2626 แฟ็กซ์ : +66 (0) 2537-4444, 2936-2566-7 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66 (0) 2537-4000, 2936-2626 Fax : +66 (0) 2537-4444, 2936-2566-7 http://www.pttep.com

PTTEP

NEWS RELEASE | ข่าวประชาสัมพันธ์

www.pttep.com

No. 19/2003

PTTEP invests in Petroleum Exploration Blocks M-7 and M-9 in Union of Myanmar

to Secure Long-Term Petroleum Supply to Thailand

PTT Exploration and Production Public Company Limited, or PTTEP, announces that on November 12, 2003, Mr. Maroot Mrigadat, President of PTTEP, will sign the Production Sharing Contract (PSC) to invest in offshore petroleum exploration Blocks M-7 and M-9 in Myanmar. This ceremony will take place at Bagan National Museum, witnessed by Pol. Lt. Col. Thaksin Shinawatra, the Prime Minister of Thailand; H.E. General Khin Nyunt, the Prime Minister of the Union of Myanmar; Dr. Prommin Lertsuridej, the Minister of Energy Ministry of Thailand; and Brigade General Lun Thi, the Minister of Energy, Union of Myanmar.

Blocks M-7 and M-9, located offshore in the southern part of the Gulf of Martaban about 200-300 kilometers from Yangon, cover an area of approximately 27,000 square kilometers. Arco, an international oil company, in cooperation with the Myanmar's government, drilled 2 exploration wells in Block M-7 and 4 exploration wells in Block M-9. The result confirmed the significant presence of natural gas in some wells.

In the first 4 years, PTTEP expects to spend approximately USD 16 million for geological and geophysical study, seismic surveys and the drilling of 2 exploration wells.

Mr. Maroot Mrigadat, President of PTTEP, said, *" Over the past few years, PTTEP has consistently implemented its policy in securing Thailand's long-term petroleum supply and capturing domestic and overseas petroleum investment opportunities in order to increase its petroleum reserves. "*

"The investment in Blocks M-7 and M-9 is highly attractive because the two blocks have high petroleum potential comparable to Yadana Gas Field. The investment terms and conditions are very reasonable, and PTTEP is selected as Operator holding 100% participation interest in these two blocks because of good relationship and cooperation between Thailand and Myanmar."

PTTEP invests in Yadana and Yetagun Gas Fields. They currently produce approximately 650 and 300 million cubic feet per day respectively, which are equivalent to one third of Thailand's gas consumption. PTTEP has 25.5% participation interest in Yadana and 19.3% in Yetagun Gas Fields.

At present, the company invests in exploration, development and production activities in Thailand and in Southeast Asian countries such as the Socialist Republic of Vietnam, Indonesia and Malaysia. It also invests in the Sultanate of Oman in the Middle East and in Algeria, North Africa.

November 5, 2003

For more information, please contact
Charlie Charuvastr/ Bussaban Cheencharoen
External Relations Department
Tel.0-2537-4000

PTTEP

NEWS RELEASE | ข่าวประชาสัมพันธ์

www.pttep.com

Blocks M-7 and M-9 Concession Map


RUSSIA
KAZAKHSTAN
MONGOLIA
CHINA
KOREA
JAPAN
NEPAL
BHUTAN
INDIA
BANGLADESH
TAIWAN
Pacific Ocean
South China Sea
PHILIPPINES
VIETNAM
CAMBODIA
MALAYSIA
BRUNEI
SRI LANKA
Indian Ocean
INDONESIA
E. TIMOR
Myanmar
Myainggale Cement Plant
YANGON
Thailand
Yadana
M7
M9
Kanbauk
Ratchabun Power Plant
Yetagun